DAPLIE, INC.

SUBSCRIPTION AGREEMENT

This Subscription Agreement (the "**Agreement**") is made effective as of [EFFECTIVE DATE]   by and between DAPLIE, INC., a Utah corporation, (the "**Company**"), and the undersigned subscriber ("**Subscriber**").   In consideration of the covenants set forth below and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Subscriber hereby agree as follows:

1.   *Issuance of the Shares.*   Subject to the terms and conditions of this Agreement, the Company hereby issues to Subscriber and Subscriber hereby receives from the Company, Class A Common shares (the "**Shares**"), $0.001 par value per Share, in exchange for the purchase price set forth on the signature page (collectively, the "**Purchase Price**"). The Company acknowledges that the Purchase Price constitutes full and adequate consideration for the Shares.

2.   *Restrictions on Transfer.*   Subscriber has read and understands the restrictive legends on and transfer restrictions in the Amended and Restated Articles of Incorporation of the Company dated May 12, 2016 (the "**Articles**").   No Shares may be transferred except in accordance with applicable laws and the Articles.

3.   *Subscriber Representations and Warranties.*   In connection with Subscriber's receipt of the Shares, Subscriber hereby makes the investment representations listed on **Exhibit A** to the Company as of the date of this Agreement.

4.   *Right of First Refusal.* The Subscriber hereby agrees that the Shares are subject to a right of first refusal in favor of the Company as set forth on **Exhibit B**.

5.   *General Provisions.*

(a)   *Choice of Law.* This Agreement shall be governed by the internal substantive laws, but not the conflict of law rules, of Utah.

(b)   *Integration.* This Agreement, including all exhibits hereto, represents the entire agreement between the parties with respect to the receipt of the Shares by Subscriber and supersedes and replaces any and all prior written or oral agreements regarding the subject matter of this Agreement including, but not limited to, any representations made during any interviews, relocation discussions or negotiations whether written or oral.

(c)   *Notices.* Any notice or other communication required or permitted to be given by either party hereto pursuant to the terms of this Agreement shall be in writing and shall be deemed effectively given the earlier of (i) receipt, (ii) personal delivered, (iii) transmission by facsimile or email (with evidence of transmission by the transmitting device), (iv) one business day after being deposited with an overnight courier service or (v) four days after being deposited in the U.S. mail, first class with postage prepaid and return receipt requested, and addressed to the parties at their respective principal business or residential (as applicable) address or number or such other address or number as the party receiving such communication shall give the other party in writing.

(d)   *Successors.* Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business or assets shall assume the rights and obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business or assets which executes and delivers the assumption agreement described in this section or which becomes bound by the terms of this Agreement by operation of law. Subject to the restrictions on transfer set forth in this Agreement, this Agreement shall be binding upon Subscriber and his or her heirs, executors, administrators, successors and assigns.

(e)   *Assignment; Transfers.* Except as set forth in this Agreement, this Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by Subscriber without the prior written consent of the Company. Any attempt by Subscriber without such consent to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Except as set forth in this Agreement, any transfers in violation of any restriction upon transfer contained in any section of this Agreement shall be void, unless such restriction is waived in accordance with the terms of this Agreement.

(f)   *Waiver.* Either party's failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, nor prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and shall not constitute a waiver of either party's right to assert any other legal remedy available to it. No waiver of any provision hereof shall be effective except in writing and signed by the party against which such waiver is to be enforced, and no waiver shall constitute a future waiver except as expressly provided in such waiver.

(g)   *Further Assurances.* Subscriber shall execute any documents or instruments necessary or reasonably desirable in the view of the Company to carry out the purposes or intent of this Agreement.

(h)   *Survival.* Notwithstanding anything to the contrary herein, Sections 2 through 5 of this Agreement shall survive consummation of the transactions contemplated hereby.

(i)   *Severability.* Should any provision of this Agreement be found to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable to the greatest extent permitted by law.

(j)   *Rights as Holder of Shares.* Subject to the terms and conditions of this Agreement, Subscriber shall be subject to the provisions of the Articles as they apply to holders of Shares thereunder, at such time as Subscriber delivers to the Company a fully executed copy of this Agreement and full payment for the Shares.

(k)   *Splits, Dividends and Recapitalizations.* All references to the number and Purchase Price of the Shares in this Agreement shall be adjusted to reflect any Share split, Share dividend or other change in the Shares which may be made after the date of this Agreement. If, from time to time there is (i) any interest dividend, interest split or other change in the Shares, (ii) any dividend of cash or other property on the Shares,
(iii) any merger or sale of all or substantially all of the assets or other acquisition of the Company or (iv) any conversion of the Shares into another class or series of securities, any and all new, substituted or additional securities or cash or other consideration to which Subscriber is entitled by reason of Subscriber's ownership of the Shares shall immediately be included thereafter as "Shares" for purposes of this Agreement.

(l)   *Arbitration.* Any and all controversies, claims or disputes with anyone (including the Company and any employee, officer, director, stockholder or benefit plan of the Company, in its capacity as such or otherwise) arising out of, relating to or resulting from this Agreement, including any breach of this Agreement, shall be subject to binding arbitration to be held in the State of Utah and administered by the

American Arbitration Association ("**AAA**") in accordance with the AAA's rules then in effect for the resolution of commercial disputes (the "**Rules**") and California law. Disputes which Subscriber agrees to arbitrate, and thereby AGREE TO WAIVE ANY RIGHT TO A TRIAL BY JURY, include any statutory claims under state or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967 and the Older Workers Benefit Protection Act. This agreement to arbitrate applies to any disputes the Company may have with Subscriber.

(m)   *Reliance on Counsel and Advisors.* Subscriber acknowledges that he or she has had the opportunity to review this Agreement, including all attachments hereto, and the transactions contemplated by this Agreement with his or her own legal counsel, tax advisors and other advisors. Subscriber is relying solely on his or her own counsel and advisors and not on any statements or representations of the Company or its agents for legal, tax or other advice with respect to this investment or the transactions contemplated by this Agreement. Subscriber is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else.

(n)   *Counterparts.* This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages shall be binding originals.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

DAPLIE, INC.

Founder Signature

Name: [FOUNDER NAME] _____

Title: [FOUNDER TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME] _____

By: _____

By: _Investor Signature_ _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

[Signature Page to Subscription Agreement]

<u>**Exhibit A**</u>

INVESTMENT REPRESENTATION STATEMENT

1. <u>Purchasing for Own Investment</u>. Subscriber is purchasing the Shares solely for investment purposes, and not for further distribution. Subscriber's entire legal and beneficial ownership interest in the Shares is being purchased and shall be held solely for Subscriber's account, except to the extent Subscriber intends to hold the Shares jointly with Subscriber's spouse. Subscriber is not a party to, and does not presently intend to enter into, any contract or other arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of any of the Shares. Subscriber's investment intent is not limited to its present intention to hold the Shares for the minimum capital gains period specified under any applicable tax law, for a deferred sale, for a specified increase or decrease in the market price of the Shares, or for any other fixed period in the future.

2. <u>Qualified Purchaser</u>. The Subscriber represents that it is a "Qualified Purchaser", meaning Subscriber is either (i) an "***Accredited Investor***" within the meaning of Rule 501 under the Securities Act of 1933 (the "***Securities Act***") in accordance with <u>Exhibit C</u>, (ii) a Non-US Person within the meaning of Regulation S, or (iii) a non-accredited investor and the Subscriber's investment in the Shares is within the limitations set forth in Section 4(a)(6) of Regulation CF.

3. <u>Ability to Protect Own Interests</u>. Subscriber can properly evaluate the merits and risks of an investment in the Shares and can protect its own interests in this regard, whether by reason of Subscriber's own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom Subscriber has consulted, or Subscriber's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

4. <u>Informed About the Company</u>. Subscriber is sufficiently aware of the Company's business affairs and financial condition to reach an informed and knowledgeable decision to acquire the Shares. Subscriber has had opportunity to discuss the plans, operations and financial condition of the Company with its officers, directors or controlling persons, and have received all information it deems appropriate for assessing the risk of an investment in the Shares.

5. <u>Economic Risk</u>. Subscriber realizes that the receipt of the Shares involves a high degree of risk, and that the Company's future prospects are uncertain. Subscriber is able to hold the Shares indefinitely if required, and is able to bear the loss of its entire investment in the Shares.

6. <u>Restricted Securities</u>. Subscriber understands that the Shares are "restricted securities" in that the sale of the Shares has not been registered under the Securities Act in reliance upon an exemption for non-public offerings. In this regard, Subscriber also understands and agrees that: (a) Subscriber must hold the Shares for a period of not less than twelve (12) months, unless any subsequent proposed resale is registered under the under the Securities Act of 1933, as amended (the "**Securities Act**"), or unless an exemption from registration is otherwise available (such as Rule 4(a)(6) or 144) and the Company permits such resale and (b) the Company is under no obligation to register any subsequent proposed resale of the Shares.

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Exhibit B

RIGHT OF FIRST REFUSAL

Before any Shares acquired by the Subscriber pursuant to this Agreement (or any beneficial interest in such Shares) may be sold, transferred, encumbered or otherwise disposed of in any way (whether by operation of law or otherwise) by the Subscriber or any subsequent transferee (each a "**Holder**"), such Holder must first offer such Shares or beneficial interest to the Company or its assignee as follows:

1. <u>Notice of Proposed Transfer</u>. The Holder shall deliver to the Company a written notice stating: (i) the Holder's bona fide intention to sell or otherwise transfer the Shares; (ii) the name of each proposed transferee; (iii) the number of Shares to be transferred to each proposed transferee; (iv) the bona fide cash price or other consideration for which the Holder proposes to transfer the Shares; and (v) that by delivering the notice, the Holder offers all such Shares to the Company or its assignee pursuant to this Section and on the same terms described in the notice.

2. <u>Exercise of Right of First Refusal</u>. At any time within 30 days after receipt of the Holder's notice, the Company or its assignee may, by giving written notice to the Holder, elect to purchase all, but not less than all, of the Shares proposed to be transferred to any one or more of the proposed transferees.

3. <u>Purchase Price</u>. The purchase price for the Shares purchased by the Company or its assignee under this Section shall be the price listed in the Holder's notice. If the price listed in the Holder's notice includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the Company in its sole discretion.

4. <u>Payment</u>. Payment of the purchase price shall be made, at the option of the Company or its assignee, in cash (by check), by cancellation of all or a portion of any outstanding indebtedness of the Holder to the Company or its assignee, or by any combination thereof within 30 days after receipt by the Company of the Holder's notice (or at such later date as is called for by such notice).

5. <u>Holder's Right to Transfer</u>. If all of the Shares proposed in the notice to be transferred to a given proposed transferee are not purchased by the Company or its assignee as provided in this Section, then the Holder may sell or otherwise transfer such Shares to that proposed transferee, <u>provided that</u>: (i) the transfer is made only on the terms provided for in the notice, with the exception of the purchase price, which may be either the price listed in the notice or any higher price; (ii) such transfer is consummated within 60 days after the date the notice is delivered to the Company; (iii) the transfer is effected in accordance with any applicable securities laws, and if requested by the Company, the Holder shall have delivered an opinion of counsel acceptable to the Company to that effect; and (iv) the proposed transferee agrees in writing that the provisions of this Section shall continue to apply to the transferred Shares in the hands of such proposed transferee. If any Shares described in a notice are not transferred to the proposed transferee within the period provided above, then before any such Shares may be transferred, a new notice shall be given to the Company, and the Company or its assignees shall again be offered the right of first refusal described in this Section.

6. <u>Exception for Certain Family Transfers</u>. Notwithstanding anything to the contrary contained elsewhere in this Section, the transfer of any or all of the Shares during the Holder's lifetime or on the Holder's death by will or intestacy to the Holder's spouse, child, father, mother, brother, sister, father-in-law, mother-in-law, brother-in-law, sister-in-law, grandfather, grandmother, grandchild, cousin, aunt, uncle, niece, nephew, stepchild, or to a trust or other similar estate planning vehicle for the benefit of the Holder or any such person, shall be exempt from the provisions of this Section; <u>provided that</u>, in each such case, the transferee shall agree in writing to receive and hold the Shares so transferred subject to all of the provisions of this Agreement,

including but not limited to this Section, and there shall be no further transfer of such Shares except in accordance with the terms of this Section.

7. <u>Termination of Right of First Refusal</u>. The right of first refusal contained in this Section shall terminate as to all Shares purchased hereunder upon the earlier of: (i) the closing date of the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act, as amended, and (ii) the closing date of a Change of Control (as defined below) pursuant to which the holders of the outstanding voting securities of the Company receive securities of a class registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

8. <u>Change of Control</u>. For purposes of this **Exhibit B**, a "**Change of Control**" means either: (i) the acquisition of the Company by another person or entity by means of any transaction or series of related transactions (including without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of the Company or issuance by the Company of its securities primarily for capital raising purposes), unless the Company's stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity; or (ii) a sale of all or substantially all of the assets of the Company.

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Exhibit C

INVESTOR STATUS

The Subscriber hereby represents and warrants, pursuant to Section 2 of Exhibit A, that he, she or it is correctly and in all respects described by the category or categories set forth below directly under which the Investor or its authorized representative has signed his, her or its name (or initialed or otherwise indicated that each such category describes the Subscriber).

INVESTOR REPRESENTATIONS

Subscriber has represented and warranted on the website/platform that (i) it is either an *"Accredited Investor"* (within the meaning of Rule 501 under the Securities Act) because it meets one of the following items below, (ii) is a Non US Person under Regulation S, or (iii) is not an Accredited Investor:[1]

(i)   If an individual, Subscriber has a net worth, either individually or upon a joint basis with Subscriber's spouse, of at least $1,000,000, *or* has had an individual income in excess of $200,000 for each of the two most recent years, or a joint income with Subscriber's spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year.

(ii)   Subscriber is an *irrevocable* trust with total assets in excess of $5,000,000 whose purchase is directed by a person with such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the prospective investment.

(iii)   Subscriber is a bank, insurance company, investment company registered under the Company Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of

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[1] The meaning of "net worth" (for purposes of determining whether Subscriber is an "accredited investor") means the excess of total assets at fair market value over total liabilities. For purposes of this calculation,

(a) the amount of Subscriber's total assets shall <u>exclude</u> the fair market value of Subscriber's primary residence, and

(b) the amount of Subscriber's total liabilities shall <u>include</u> the amount of such Subscriber's mortgage and other indebtedness that is secured by Subscriber's primary residence which

(i) exceeds the fair market value of Subscriber's primary residence at the time of Subscriber's admission to the Company, or

(ii) has been incurred by Subscriber within the 60 day period prior to Subscriber's admission to the Company and remains outstanding on the date of Subscriber's admission to the Company (unless such indebtedness was incurred as a result of the acquisition of Subscriber's primary residence).

If, at the time of Subscriber's admission to the Company, Subscriber has mortgage and other indebtedness that is described in both of clauses (i) and (ii) above, then both amounts of indebtedness shall be included in the calculation of Subscriber's total liabilities.

1934 (the "***Exchange Act***"), a business development company, a Small Business Investment Company licensed by the United States Small Business Administration, a plan with total assets in excess of $5,000,000 established and maintained by a state for the benefit of its employees, or a private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940, as amended.

(iv) Subscriber is an employee benefit plan and *either* all investment decisions are made by a bank, savings and loan association, insurance company, or registered investment advisor, *or* Subscriber has total assets in excess of $5,000,000 *or*, if such plan is a self-directed plan, investment decisions are made solely by persons who are accredited investors.

(v) Subscriber is a corporation, partnership, limited liability company or business trust, not formed for the purpose of acquiring the Interests, or an organization described in Section 501(c)(3) of the Code, in each case with total assets in excess of $5,000,000.

(vi) Subscriber is an entity in which **all** of the equity owners, or a *grantor or revocable trust* in which **all** of the grantors and trustees, qualify under clause (i), (ii), (iii), (iv) or (v) above or this clause (vi).

(vii) **Subscriber cannot make any of the representations set forth in clauses (i) through (vi) above and is therefore not an Accredited Investor.**

(viii) Subscriber is a Non-US Person under Regulation S.